October 23, 2008

Division of Corporate Finance

United States Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington, D.C. 20549-4561

USA

Attn:	Kathleen Collins
Accounting Branch Chief

RE:	MGT Capital Investments Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed on March 17, 2008
File no. 001-32698

Dear Ms. Collins,

We are writing in response to your letter dated September 16, 2008, with respect to the above referenced report filed by MGT Capital Investments, Inc (“MGT” or the “Company”).

Form 10-K for the fiscal year ended December 31, 2007

Note 9.  Stockholders’ Equity and Minority Interest, page F-15

1.

We note your response to our prior comment 1 where you indicate the reasons the Company did not record an income statement gain for the 14.0 million  and 5.5 million shares by Medicsight PLC and Medicexchange PLC, respectively.  While we understand why, pursuant to the guidance in SAB 51, an income statement gain may not have been appropriate, it is still not clear why you recorded the entire amount of proceeds received in these transactions to minority interest and why you did not record a portion of the proceeds to paid-in-capital.  While SAB 51 provides guidance on situations where gain recognition may be appropriate for sales of stock by a subsidiary, it does not preclude you from recording the change in the parent company’s carrying value as a capital transaction.  Please explain further your accounting for these transactions or revise your financial statements accordingly.

As a result of the sale by Medicsight PLC (“MDST”)  of 14.0 million shares in a private placement,  the Company’s ownership in MDST decreased from 81.8% to 76.5%.  Based upon the guidance and interpretation of SAB 51, the Company’s change in the book value of MDST is calculated to be approximately $10,104,000.  The gain was not recorded in the statement of operations because this transaction was part of a broader corporate

MGT CAPITAL INVESTMENTS, INC.
KENSINGTON CENTRE, 66 HAMMERSMITH ROAD, LONDON W14 8UD
Tel: +44 (0) 20 7605 7950  Fax: +44 (0) 20 7605 7951  EMAIL  info@mgtci.com  WEB  www.mgtci.com

A COMPANY REGISTERED IN THE STATE OF DELAWARE, USA

reorganization.  However, we have reconsidered our initial accounting interpretation and it appears that this amount should have been reflected as a capital transaction in consolidation and therefore recorded to additional paid in capital.  This accounting treatment would be consistent with our responses dated June 13, 2008 and August 8, 2008 with respect to the sale of 29.1 million shares in an IPO.  Accordingly this adjustment will be reflected on a prospective basis beginning with the third quarter in the fiscal year 2008, along with the following disclosure:

During the quarter ended September 30, 2008, the Company completed an analysis of  its accounting for the  sale of subsidiary shares.  Specifically, in December 2006, Medicsight PLC (“MDST”) sold 14.0 million shares for approximately $12,379,000, net of fees, to unrelated third parties.  Based upon the Company’s interpretation of SAB No. 51, Topic 5-H no gain or loss was recognized since this transaction was part of a broader corporate reorganization, as defined, and therefore  this amount was recorded as minority interest.

During June 2007, MDST sold 29.1 million shares in an IPO for approximately $61,018,000, net of fees.  Accordingly, no gain was recognized on this sale and the proceeds were recorded as minority interest.

The Company has reconsidered their initial accounting interpretation of SAB No. 51, Topic 5-H with respect to these transactions and has concluded that the change in the Company’s investment in MDST should be reflected as a capital transaction.  The change in the Company’s investment in MDST as a result of the private placement is approximately $10,104,000 and the change from the IPO transaction is approximately $34,061,000.  Accordingly the Company has reduced minority interest by approximately $44,165,000 and has increased additional paid in capital by the same amount.

Based upon the above analysis the reclassification from minority interest to additional paid in capital had no effect on the Company’s assets, liabilities, operating result, earnings per share or cash flows from operations.

Medicexchange PLC (“MDX”) was a newly formed company that was capitalized by the issuance of 22.5 million shares to the Company and 8.3 million shares to minority shareholders.  Upon issuance of shares to the minority shareholders there was no change in the Company’s carrying value of its investment in MDX.  Accordingly based upon our interpretation of SAB 51, the proceeds from sale of 5.5 million shares of MDX is recorded as minority interest.

2.

We note your response to prior comment 4.  Please update your schedule to incorporate any adjustments resulting from the above comments.  In addition, as previously requested, please reconcile the ending minority interest balance based upon each of your subsidiaries’ ending net equity balances to the applicable minority interest holdings percentage.

See attached Exhibit 1 for roll-forward of the minority interest and Exhibit 2 for a reconciliation of the ending minority interest balance based upon each of our subsidiaries’ ending net equity balances to the applicable minority interest holdings percentage.

We would like to express our appreciation for your prompt attention to this letter and are available to discuss any of our responses with you at your convenience.  Please do not hesitate to contact the undersigned at 011 44 207 605 7953.

Yours sincerely

ALLAN ROWLEY

CHIEF FINANCIAL OFFICER

Cc:	Melissa Feider
US Securities and Exchange Commission

Jeff Gordon
Mayer Brown International LLP

Brian Downey
Amper, Politziner & Mattia LLP

Exhibit 1

		MDST	MDX	Total

07-10-06	Incorporation of Medicexchange	$—	$10	$10
08-17-06	Issuance of shares by Medicsight	—	9,798	9,798
09-30-06	Minority share of operation loss	—	(115)	(115)
09-30-06		—	9,693	9,693

12-31-06	Issuance of shares by Medicsight	12,379	—	12,379
12-31-06	Reclassification of APIC adjustment share issue	(10,104)		(10,104)
12-31-06	Minority share of operating losses	(20)	(342)	(362)
12-31-06		2,255	9,351	11,606

01-15-07	Incorporation of China sub of MDX	—	30	30
13-31-07	Minority share of operating losses	(312)	(211)	(523)
03-31-07		1,943	9,170	11,113

06-20-07	MGT private placement of Medicsight shares	14,821	—	14,821
06-21-07	Issuance of shares by Medicsight in an IPO	61,018	—	61,018
06-21-07	Reclassification of APIC adjustment from IPO	(34,061)	—	(34,061)
06-30-07	Minority share of operation losses	(563)	(148)	(711)
06-30-07		43,158	9,022	52,180

09-30-07	Minority share of operating losses	(1,026)	(184)	(1,210)
09-30-07		42,132	8,838	50,970

12-31-07	Minority share of operating losses	(1,446)	(185)	(1,631)
12-31-07		$40,686	$8,653	$49,339

Exhibit 2

		MDST			MDX

MDST minority interest		$40,686

MDST net equity as at December 31, 2007	$48,826
Minority interest %	45.3%
Minority interest balance based on subsidiary’s net equity balance		22,141

Reconciling items
Losses above pre-existing minority interest, absorbed by group		3,724
MGT private placement of Medicsight shares		14,821

		$40,686

MDX minority interest					$8,653

MDX China net equity			$(700)
Minority interest %			20.0%
Minority interest balance based on subsidiary’s net equity balance				$(140)

MDX plc net equity			$3,190
Minority interest %			26.9%
Minority interest balance based on subsidiary’s net equity				858
Medicexchange APIC at majority %				$7,147
					7,865

Reconciling items
Losses greater than minority interest in China, absorbed by group					140

Foreign exchange					648

					$8,653